Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED MARCH 21, 2025
TO THE PROSPECTUS DATED NOVEMBER 1, 2024

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated November 1, 2024 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended February 28, 2025;
●	certain return information for all outstanding classes of shares; and
●	an update to the “Our Portfolio” section.

Public Offering Price Adjustment

On March 20, 2025, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of March 27, 2025 and will be used for the Company’s next monthly closing for subscriptions on March 31, 2025. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of February 28, 2025. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$39.14	$37.62	$35.54	$36.23
Selling Commissions, Per Share	$2.35	$1.13
Dealer Manager Fees, Per Share	$0.98	$0.66

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 55 of this Prospectus. On March 20, 2025, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
April 25, 2025	April 28, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended February 28, 2025

On March 20, 2025, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be March 31, 2025. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of February 28, 2025 (in thousands, except per share data):

Month Ended February 28, 2025	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$159,716	$297,940	$90,083	$110,177	$529,795	$69,024	$1,256,735
Number of Outstanding Shares	4,017	8,321	2,514	3,100	14,621	1,712	34,285
Net Asset Value, Per Share	$39.76	$35.81	$35.83	$35.54	$36.23	$40.32
Net Asset Value, Per Share Prior Month	$39.49	$35.58	$35.61	$35.32	$36.01	$40.03
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.27	$0.23	$0.22	$0.22	$0.22	$0.29

The increase in the Company’s net asset value per share for each applicable share class for the month ended February 28, 2025 was primarily driven by the increases in the fair value of eleven out of sixteen of the Company’s portfolio company investments. The fair value of five of the Company’s portfolio company investments decreased during the same period. As of February 28, 2025, the Company had total assets of approximately $1.27 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through February 28, 2025 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	1.0%	11.3%	32.7%	72.7%	10.9%	107.6%	February 7, 2018 – February 28, 2025
Class FA (with sales load)	-5.5%	4.1%	24.1%	61.5%	9.8%	94.1%	February 7, 2018 – February 28, 2025
Class A (no sales load)	1.0%	10.3%	29.0%	63.4%	9.9%	91.3%	April 10, 2018 – February 28, 2025
Class A (with sales load)	-7.6%	1.0%	18.1%	49.5%	8.5%	75.0%	April 10, 2018 – February 28, 2025
Class I	0.9%	10.0%	28.6%	63.4%	10.0%	92.8%	April 10, 2018 – February 28, 2025
Class T (no sales load)	0.8%	9.4%	26.9%	56.7%	8.9%	78.6%	May 25, 2018 – February 28, 2025
Class T (with sales load)	-4.0%	4.2%	20.9%	49.3%	8.2%	70.1%	May 25, 2018 – February 28, 2025
Class D	0.9%	10.0%	28.6%	61.4%	9.3%	81.3%	June 26, 2018 – February 28, 2025
Class S (no sales load)	1.1%	11.3%	34.5%	N/A	12.1%	75.4%	March 31, 2020 – February 28, 2025
Class S (with sales load)	-2.4%	7.4%	29.7%	N/A	11.3%	69.2%	March 31, 2020 – February 28, 2025

(1) For the period from January 1, 2025 through February 28, 2025.

(2) For the period from March 1, 2024 through February 28, 2025.

(3) For the period from March 1, 2022 through February 28, 2025.

(4) For the period from March 1, 2020 through February 28, 2025.

(5) For the period from the date the first share was issued for each respective share class through February 28, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the two months ended February 28, 2025, sources of declared distributions on a GAAP basis were as follows:

	Two Months Ended February 28, 2025
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$3,772	54.8%
Distributions in excess of net investment income[2]	3,111	45.2%
Total distributions declared	$6,883	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Two Months Ended February 28, 2025
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$3,496	101.3%
Expense support (reimbursement)	276	8.0%
Net investment income	$3,772	109.3%
Cash distributions net of distributions reinvested in excess of net investment income[2]	⸺	⸺ %
Cash distributions net of distributions reinvested[3]	$3,452	100.0%

[1]	Net investment income includes expense support, net due from the Manager and Sub-Manager of $276 for the two months ended February 28, 2025.
[2]	Consists of distributions made from offering proceeds for the period presented.
[3]	For the two months ended February 28, 2025, excludes $3,431 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “Milton Industries” contained within the “Our Portfolio” section, which appears on page 97 of the Prospectus.

●	In February 2025, Milton acquired Arrow Pneumatics, a manufacturer of compressed air preparation products. Serving customers since 1947, Arrow offers a complete line of filters, regulators, lubricators, desiccant products, and custom designed sintered filtration solutions. Arrow serves a wide range of industries that require dry clean air, including aerospace, automotive, government, food and beverage, dental, industrial, fluid power and medical.

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